Exhibit 21

Subsidiaries of National Research Corp.

National Research Corporation’s subsidiaries as of December 31, 2015 is listed below:

Subsidiary	Jurisdiction of organization

National Research Corporation Canada	Ontario

Customer-Connect LLC	Nebraska